August 6, 2014

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hospira, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 12, 2014
File No. 001-31946

Dear Mr. Rosenberg:

This letter responds to the Staff’s comment letter dated July 9, 2014, addressed to the undersigned regarding the above-referenced filing. Set forth, below, are the responses of Hospira, Inc. (“Hospira” or the “Company”) to the Staff’s comments. For ease of reference, we have repeated each of the Staff’s comments, using the numbering assigned by the Staff, and have followed it with our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 52

1.                                      In the chargebacks discussion on page 53 you indicate that a significant portion of your specialty injectable pharmaceuticals products are made through wholesalers and subject to chargebacks. Based on the levels of chargeback provisions presented in your table on page 54 for the last two years and in the similar table from your 2011 Form 10-K and the net specialty injectable pharmaceuticals revenues for your Americas operating segment as disclosed on page 42, it appears that chargebacks as a percentage of these gross revenues have declined to 31.1% in 2013 as compared to 41.8% in 2012 and 38.5% in 2011. Please address the following:

•                  Tell us why the level of chargebacks appears to have declined so significantly in 2013.

•                  Tell us the amounts of the adjustments included in the current period provisions for each of the last three years related to chargeback estimates of prior years.

•                  Tell us why disclosure of this apparent decline in 2013 is not warranted in your MD&A.

•                  Tell us why you present only two years information in your chargebacks and rebates table presented on page 54 instead of three years to conform with the number of statements of income presented.

Hospira, Inc.

275 North Field Drive

Dept NLEG Bldg. H1-4S

Lake Forest, Il  60045

T 224-212.2000 F 224.212.2088

www.hospira.com

Response:

Background.  A chargeback provision arises when an end customer having negotiated a price for a product with Hospira purchases that product through a wholesaler and the customer’s negotiated price is less than the price paid by the wholesaler to Hospira. The wholesaler is entitled to recoup the difference between the customer’s negotiated price and the price paid to Hospira, which results in a chargeback. See discussion under “Chargebacks” in MD&A — Critical Accounting Policies on page 53 of Hospira’s 2013 Form 10-K Report.

Estimates that drive chargeback provisions in any given year are affected by a variety of factors, including prices to wholesalers and end customers, which are generally impacted by competitive forces, sales promotions, quantities purchased and timing of contract negotiations / contractual price adjustments.

Consequently, the size of a particular chargeback provision depends upon the degree to which the end customer prices are less than wholesaler prices. For example, a decrease in wholesaler prices relative to end customer prices, or an increase in end customer prices relative to wholesaler prices, would decrease the chargeback provision as these relative price changes have the effect of narrowing the spread between wholesaler prices and end customer prices.

Decline in 2013.  Chargeback provisions as a percentage of gross revenue declined during the year ended December 31, 2013, compared with the same period in 2012, primarily due to:

•                  wholesaler price decreases for Hospira’s products, primarily docetaxel, which continued to be subject to increased competitor and pricing pressures, and

•                  an increase in end customer prices for certain U.S. products.

Amount of the Adjustments in the Current Period Provisions.  For the years ended December 31, 2013, 2012 and 2011, the amount of chargeback adjustments included in any period’s provision related to chargeback estimates of a prior period were not material. In the unusual case that a material adjustment is included in a period’s provision related to chargeback estimates of a prior period, Hospira has historically disclosed this information.

As described under “Chargebacks” in MD&A — Critical Accounting Policies on page 53 of Hospira’s 2013 Form 10-K Report:

“[chargeback] estimates are based primarily on an analysis of Hospira’s product sales and most recent historical average chargeback credits by product, actual and estimated wholesaler inventory levels, current contract pricing, anticipated future contract pricing changes and claims processing lag time. …Hospira regularly monitors the provision for chargebacks and makes adjustments when it believes the actual chargebacks may differ from earlier estimates. The methodology used to estimate and provide for chargebacks was consistent across all periods presented.”

Hospira analyzes the provision for chargebacks on a monthly basis and any necessary updates are made to the provision each month using data on actual chargeback claims processed during the prior month. The monthly analysis allows Hospira to incorporate market data and other pricing factors into the chargeback provision and minimizes the need to make adjustments between periods. In the event Hospira recognizes a circumstance in which a material adjustment is included in the current period provision that related to chargeback estimates of a prior period, Hospira would disclose the material adjustment. An example of such a circumstance includes the combination of a significant inventory balance at a wholesaler with subsequent significant price decreases as a result of competitive pressures.

Disclosure of Apparent Decline in 2013 in MD&A.  Hospira did not believe that the change in the chargeback provision during the year ended December 31, 2013, as compared with the same period in 2012, provided incremental information beyond the information already disclosed under “Net Sales” in MD&A — Results of Operations — 2013 compared to 2012 — Americas on page 43 of Hospira’s 2013 Form 10-K Report, which discussed increases in certain product prices, and price erosion and decreased volume of docetaxel. In future filings, Hospira will modify its disclosure to describe significant drivers of change in chargeback provisions as a percentage of gross revenue, which will expressly connect drivers of changes between Net Sales and chargeback provisions.

Why Only Two Years.  In preparing the table analyzing chargebacks and rebates contained on page 54 of Hospira’s 2013 Form 10-K Report, Hospira viewed the chargebacks and rebates information as a balance sheet item. Consequently, it presented two years of information to conform to the consolidated balance sheets. In future filings, Hospira will modify its disclosure to include a table presenting a rolling three years of chargeback and rebate information.

Proposed Prospective Disclosure.  The Company will supplement its disclosures prospectively under “Revenue Recognition — Rebates” in MD&A — Critical Accounting Policies, to describe significant drivers of the change in chargeback provisions as a percentage of gross revenue, disclose adjustments included in a period’s chargeback provision that relate to estimates of a prior period and include a table presenting a rolling three years of beginning balances, provisions, payments and releases, and ending balances for both chargebacks and rebates.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Product Recalls, Customer Sales Allowance, Customer Accommodations and Other Related Accruals, page 71

2.                                      You disclose that you accrue costs for product recalls, customer sales allowances, customer accommodations and other related costs based on your best estimates when it is probable a charge or liability has been incurred, you commit to a plan and/or regulatory requirement dictates the need for corrective or preventative action and the amount of loss can be reasonably estimated. Please tell us the basis for your accounting and reference for us the authoritative literature you relied upon to support your accounting. At a minimum, in your response please ensure you address the following:

•                  What you mean by customer accommodations and why it is appropriate to charge them to cost of products sold;

•                  What types of costs are included in “other related costs” and where you charge them in your statements of income (loss);

•                  Why it is appropriate to recognize customer sales allowance charges “to be offered to customers” as liabilities for apparent future sales to customers; and

•                  Why it is appropriate to accrue costs based on when you commit to a plan and/or regulatory requirement dictates the need for corrective or preventive action.

Response:

Basis of Accounting

Loss Contingencies and timing of recognition.  The Company evaluated these corrective and preventative actions and determined that these actions should be considered loss contingencies. Accounting Standard Codification (“ASC”) 450-20-20 defines a loss contingency to be “an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur.”

The Company manufactures and sells pharmaceuticals and medical devices that are subject to extensive regulation. Except as provided in product warranty arrangements, the Company has no express contractual legal obligation or duty associated with product design or manufacturing defects when a product is shipped. Thus, upon sale and shipment of the Company’s products, there is no liability or basis to assess subsequent losses arising from corrective or preventative actions voluntarily undertaken or mandated by current regulatory requirements governing the manufacture, sale, distribution and use of these products.

For the duration of a product’s life-cycle, the Company operates quality systems designed to maintain and confirm compliance with current regulatory requirements, identify issues and appropriately assure the safety and performance of the Company’s products. If the Company identifies a product issue and commits to taking corrective or preventative action, a loss contingency arises, which may take the form of product recalls, customer sales allowances and customer accommodations, as described below. Corrective or preventative actions may be taken voluntarily by the Company and/or may be taken as a result of a regulatory mandate. If a U.S. Food and Drug Administration (“FDA”) regulated product is determined to be defective or potentially harmful, recalling that product — removing it from the market or correcting the problem — is a typical and effective means to mitigate potential risk and protect public health.

ASC 450-20-25 provides that an estimated loss contingency accrual should be recognized when information available indicates that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company believes the identification of, and commitment to address, an issue requiring corrective or preventative action provides information indicating that it is probable that a liability has been incurred. The commitment by management is often evidenced and coordinated through interaction with regulators and then announced to impacted customers and end-users of the products. Once a commitment has been made and a corrective or preventative action has been identified, it provides a basis to estimate the amount of loss based on the scope and form of the corrective or preventative action.

Recalls, Customer Accommodations and Other Related Accruals

Description.  Corrective or preventative action can take various forms of execution, depending upon the product involved and the identified issue:

•                  “Product recalls” and “Customer accommodations” typically involve either (i) developing and deploying fixes (mechanical or software related), or (ii) the collection of the product from customers followed by destruction. The costs associated with both of these activities are incurred by the Company. Customer accommodations may also involve more limited preventative actions, such as providing replacement components to customers (i.e., providing a battery replacement).

•                  “Other related accruals” primarily include costs associated with supplier firm commitments on product components that will no longer be purchased and utilized due to the retirement of the applicable product from the market. As of the corrective action commitment date with respect to a product or component that is to be retired, the Company reviews firm purchase commitments with suppliers for which components associated with that product have not yet been received. ASC 330-10-35-17 provides that “a net loss on firm purchase commitments for goods for inventory, measured in the same way as are inventory losses, shall be recognized in the accounts.” As the component will not be utilized and thereby realize any value as a result of a corrective action, an accrual is recognized for these firm purchase commitments of the Company. Typically, the Company terminates the contract with the supplier(s) for the specific component, which further indicates that a liability has been incurred.

Income Statement Classification. Charges for product recalls, customer accommodations, and other related costs are recognized in Cost of product sold, which the Company believes is consistent with paragraph 81 of Financial Accounting Standards Concept Statement No. 6, Elements of Financial Statements, which references that additional outflows (costs and operating expenses incurred) from carrying out activities associated with products previously sold as a result of the Company’s operations are recognized as expenses.

Customer Sales Allowances

Description.  “Customer Sales Allowances” involve a refund to a customer that is calculated based on the depreciable life and original purchase price of that customer’s device product. The essential purpose of the refund is to compensate/incentivize a customer to return devices that require corrective actions through retirement (product removal from the market) as other forms of corrective action may not be adequate to ensure potential user risk is mitigated to an appropriate level. The refund is paid to the customer regardless of whether the customer chooses to purchase a replacement device from the Company or another vendor. The refund will be paid in cash if the customer does not elect to purchase a substitute device from the Company, or will be treated as a discount on the purchase of a new Company device if the customer elects to purchase an alternative device from the Company.

Income Statement Classification.  ASC 605-50-45-2 provides that, “Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.” This presumption is only overcome and characterized as a cost incurred if the vendor receives an identifiable benefit. The cash consideration provided by the Company to customers, which is not contingent upon purchase of a future product, is part of a corrective action and provides no further identifiable benefit to the Company. Such payments are presumed to be a reduction of the selling price under paragraph 45-2, and, therefore, are recognized as a reduction of revenue when recorded.

Recognition of Customer Sales Allowances “to be offered to customers.”  As described in Note 4 of the consolidated financial statements included in Hospira’s 2013 Form 10-K Report, the Company’s corrective actions include retirement and replacement programs. Under these programs, the Company has chosen to voluntarily remove the devices from the market through retirement rather than deploy fixes to the devices. The programs were committed and announced to customers and investors on May 1, 2013. The statement “to be offered” was made in reference to the original announcement date of May 1, 2013, and actions to be taken by the Company at that date. “To be offered” is not in relation to actions to be taken after December 31, 2013. As noted above, the associated costs were accounted for in accordance with ASC 450-20-25 as of March 31, 2013.

Proposed Revised Disclosure for Future Filings

See Appendix A for the proposed disclosure to be made in future filings.

Note 4 — Device Strategy, page 79

3.                                      Please tell us why it is appropriate to record the $104.3 million in customer sales allowances and the $65.2 million in consulting, customer accommodations, contract termination, collection and destruction, and other costs in 2013. Separately reference for us the authoritative literature you relied upon to support your accounting. In your response, tell us:

•                  When in 2013 you recorded these costs and why it was appropriate to accrue them in the period you did; and

•                  Whether the Device Strategy was mandated by regulatory requirements or undertaken solely pursuant to a plan by management.

Response:

Customer sales allowances of $104.3 million, and $23.7 million of the $65.2 million of customer accommodations, contract termination, collection and destruction, and other costs, were recognized as of March 31, 2013. The programs were committed and announced to customers and investors on May 1, 2013, and were treated as a Type I subsequent event and recognized as of the end of the first quarter, March 31, 2013. ASC 855-10-20 provides that a Type I subsequent event “consists of events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events).” Corrective action commitments are estimated resolutions of loss contingencies relating to device product issues, issues that existed on March 31, 2013, the date of the balance sheet. Please see the text under “Basis of Accounting,” “Recalls, Customer Accommodations and Other Related Costs” and “Customer Sales Allowances” in the response to comment no. 2, above, for an explanation of the accounting considerations that led to the recording of these charges as of that date.

The remaining $41.5 million of the $65.2 million was recognized during 2013 as follows:

•                  $5.3 million for customer accommodations and other costs related to changes in estimates, and

•                  $36.2 million, principally consisting of (i) consulting costs related to the second component of the Device Strategy to strengthen prospectively device quality systems/processes, and (ii) other costs (third party project management costs), which were expensed over the period the services were provided and consumed by the Company in accordance with Financial Accounting Standards Concept Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises.

The Device Strategy is the Company’s proactive, voluntary response to identified issues potentially impacting product in the field. Generally, regulatory authorities expect manufacturers to take corrective or preventative action when product issues are identified — and have the authority to order such actions or seize such products if the manufacturer fails to take action on its own initiative, as noted above, in response to comment no. 2, under the caption “Basis of Accounting — Loss Contingencies and timing of recognition.” Further, under “Certain Quality and Product Related Matters” on page 39 of Hospira’s 2013 Form 10-K Report, the Company disclosed that it had been working with various regulatory agencies, and that it pro-actively communicated its Device Strategy to the FDA and other global regulatory agencies, to gain alignment on its device strategy.

Note 17 — Product Recalls, Customer Sales Allowance, Customer Accommodations and Other Related Accruals, page 87

4.                                      Please provide us a breakdown of your $214.2 million accrual at December 31, 2013 by each of the individual components you identify (e.g., product recalls, customer sales allowance, customer accommodations, and other related costs) and further separate these amounts between your Device Strategy and any other material program or plan.

Response:

Shown below is the requested breakdown, as of December 31, 2013, of the $214.2 million accrual, including:

•                  the various components (i.e., product recalls, customer sales allowance, customer accommodations, and other related costs), and

•                  a separation between Device Strategy corrective and preventative actions and other material corrective and preventative actions.

	Device Strategy
(dollars in millions)	Actions	Other Actions*	Total
Product recalls	$—	$(76.1)	$(76.1)
Customer sales allowances	(103.6)	—	(103.6)
Customer accommodations	(19.5)	(9.4)	(28.9)
Other related accruals	(2.8)	(2.8)	(5.6)
Total	$(125.9)	$(88.3)	$(214.2)

* Other corrective or preventative actions, and related accruals were not individually material for the periods presented.

The Company provided the accrual balance, in aggregate, for corrective and preventative actions as a class/type based on the nature of the contingency. Collectively, these loss contingencies and the corresponding accruals (i.e., product recalls, customer sales allowances, customer accommodations, and other related accruals) occur from the Company’s obligations under current regulatory requirements, as noted under the caption “Basis of Accounting — Loss Contingencies and timing of recognition” in response to comment no. 2, above.

*                                         *                                         *                                         *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact the undersigned at 224-212-2941.

Sincerely,

/s/ Thomas E. Werner
Thomas E. Werner
Senior Vice President, Finance and Chief Financial Officer

cc:	James Peklenk, Staff Accountant
Mark Brunhofer, Review Accountant

Appendix A

The Company will supplement its disclosures prospectively in the sections captioned, “Product Recalls, Customer Sales Allowances, Customer Accommodations, and Other Related Accruals” appearing under Critical Accounting Policies. The following paragraphs, which were taken from the Company’s Form 10-K for the year ended December 31, 2013, illustrate the proposed disclosure (changes from the existing text are shown as underlined and struck-through text). Similar changes will be included in future filings by the Company on its Form 10-K.

Product Recalls, Customer Sales Allowances, Customer Accommodations and Other Related Accruals

Hospira’s pharmaceutical and device products are subject to extensive, complex and increasing oversight and regulation by governmental authorities. Hospira operates quality systems designed to maintain and confirm compliance with current regulatory requirements, identify issues, if any, and appropriately assure the safety and performance of Hospira’s products for the duration of the product’s life-cycle. Certain corrective or preventative actions for Hospira’s products have been, and may in the future, be required under current regulatory requirements.

Hospira accrues for costs of product recalls, customer sales allowances, customer accommodations and other related costs based on management’s best estimates when it is probable a ~~charge or~~ liability has been incurred, ~~management commits to a plan, and/or regulatory requirement dictates the need for corrective or preventive action~~ and the amount of loss can be reasonably estimated, which occurs when management commits to a corrective or preventative action and/or regulatory requirements dictate. Product recall, ~~and~~ customer accommodations and other related costs, recognized in Cost of products sold, include materials, development costs to address identified issues, deployment costs such as labor, freight, product collection and destruction costs ~~disposal~~, supplier penalties for cancelled purchase commitments and other customer accommodations. Cost estimates consider factors such as historical experience, product quantity, product type (device hardware or software, or pharmaceutical product), location of product subject to action ~~recall~~, age of the device and duration of activities, among other factors. Customer sales allowances charges, recognized as a reduction of Net sales, include amounts that are committed to be provided ~~to be offered~~ to customers, which may be used as a credit for transition to alternative technology in support of a product’s retirement and removal from the market. Cost estimates consider factors such as the sales price of the device product sold~~,~~ and age of the device, among other factors. Accruals for various product recalls, customer sales allowances, customer accommodations and other related costs were $214.2 million and $110.7 million as of December 31, 2013 and December 31, 2012 respectively, and the current and long-term portions are reported in Other accrued liabilities and Post-retirement obligations and other long-term liabilities on the consolidated balance sheets.

Based on information that is currently available, management believes that the accruals are adequate. It is possible that substantial additional charges may be required in future periods based on new information, changes in facts and circumstances, and actions the Company may commit to or be required to undertake.